U.S. Securities and Exchange Commission
Washington, D.C. 20549



03023860

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



2 5 2003
1086

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 2003-S10 FOR 6-24-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



RECEIVED
JUN 2 5 2003
181
WASH., D.C.

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of June, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Julie Malanoski
Vice President

PROCESSED
JUN 27 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Yield Table - Bond A-6

Settle as of 06/27/03

Bond Summary - Bond A-6			
Fixed Coupon:	5.500		
Orig Bal:	10,000,000		
Factor:	1.0000000		
Factor Date:	06/25/03	Next Pmt:	07/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		100.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102.27	5.26432	8.745	4.91866	4.056	4.60291	2.721	4.60251	2.720	4.51763	2.497	4.41694	2.278	4.27474	2.026
102.52	5.23653		4.85873		4.51357		4.51313		4.42029		4.31020		4.15475	
102.77	5.20884		4.79901		4.42454		4.42407		4.32329		4.20382		4.03516	
103.02	5.18125		4.73951		4.33583		4.33532		4.22662		4.09780		3.91598	
103.27	5.15376		4.68023		4.24743		4.24688		4.13028		3.99214		3.79719	
103.52	5.12638	8.802	4.62116	4.080	4.15934	2.736	4.15875	2.735	4.03426	2.510	3.88684	2.289	3.67880	2.036
103.77	5.09909		4.56231		4.07157		4.07094		3.93858		3.78189		3.56081	
104.02	5.07191		4.50366		3.98409		3.98343		3.84322		3.67729		3.44320	
104.27	5.04482		4.44523		3.89693		3.89622		3.74818		3.57303		3.32599	
104.52	5.01784		4.38701		3.81006		3.80932		3.65346		3.46913		3.20917	
104.77	4.99095	8.857	4.32900	4.105	3.72350	2.751	3.72272	2.750	3.55906	2.523	3.36557	2.299	3.09273	2.045
Average Life	13.20267		4.83901		3.04756		3.04604		2.76460		2.49637		2.19753	
First Pay	07/25/03		07/25/03		07/25/03		07/25/03		07/25/03		07/25/03		07/25/03	
Last Pay	07/25/25		07/25/13		03/25/09		03/25/09		02/25/08		06/25/07		10/25/06	


SEC MAIL
PROCESSING
RECEIVED
JUN 2 5 2003
WASH. D.C.
181
SECTION

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8251	0.8422	1.1926	1.5124	2.2922	3.3944	4.4607
Coupon			1.2500	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.0473	1.4026	1.8524	2.2698	2.6447	3.2081	3.7669	4.0344	4.3360	4.6150	4.7507

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A-1

Settle as of 06/27/03

Bond Summary - Bond A-1			
Fixed Coupon:	4.000		
Orig Bal:	177,696,000		
Factor:	1.0000000		
Factor Date:	06/25/03	Next Pmt:	07/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		100.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.45	4.05777	11.541	4.07775	6.331	4.12352	3.113	4.14269	2.567	4.15937	2.227	4.17441	1.989	4.19470	1.739
99.70	4.03609		4.03824		4.04316		4.04522		4.04702		4.04863		4.05081	
99.95	4.01449		3.99889		3.96310		3.94811		3.93507		3.92332		3.90746	
100.20	3.99298		3.95969		3.88333		3.85136		3.82354		3.79848		3.76465	
100.45	3.97154		3.92065		3.80386		3.75496		3.71241		3.67409		3.62237	
100.70	3.95018	11.610	3.88177	6.379	3.72469	3.132	3.65891	2.582	3.60169	2.240	3.55016	2.001	3.48062	1.750
100.95	3.92889		3.84304		3.64580		3.56321		3.49138		3.42669		3.33939	
101.20	3.90769		3.80447		3.56721		3.46786		3.38146		3.30366		3.19869	
101.45	3.88656		3.76605		3.48891		3.37286		3.27195		3.18109		3.05850	
101.70	3.86551		3.72778		3.41089		3.27820		3.16283		3.05896		2.91883	
101.95	3.84454	11.679	3.68966	6.427	3.33316	3.151	3.18388	2.597	3.05410	2.253	2.93727	2.013	2.77967	1.760
Average Life	17.08556		7.98831		3.46469		2.80408		2.40678		2.13495		1.85295	
First Pay	07/25/03		07/25/03		07/25/03		07/25/03		07/25/03		07/25/03		07/25/03	
Last Pay	11/25/30		11/25/22		03/25/11		03/25/09		02/25/08		06/25/07		10/25/06	


SEC MAIL PROCESSING
RECEIVED
JUN 25 2003
181
WASH. D.C.
SECTION

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8251	0.8422	1.1926	1.5124	2.2922	3.3944	4.4607
Coupon			1.2500	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.0473	1.4026	1.8524	2.2698	2.6447	3.2081	3.7669	4.0344	4.3360	4.6150	4.7507

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A-4

Settle as of 06/27/03

Bond Summary - Bond A-4			
Fixed Coupon:	5.500		
Orig Bal:	59,293,000		
Factor:	1.0000000		
Factor Date:	06/25/03	Next Pmt:	07/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		100.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA		750.00 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
101.31	5.44564	14.197	5.43551	13.066	5.36316	8.338	5.30106	6.362	5.22069	4.867	5.15712	4.105	5.07656	3.426
101.56	5.42836		5.41673		5.33373		5.26249		5.17026		5.09733		5.00492	
101.81	5.41114		5.39802		5.30440		5.22404		5.11999		5.03771		4.93349	
102.06	5.39399		5.37937		5.27517		5.18572		5.06986		4.97828		4.86227	
102.31	5.37690		5.36079		5.24603		5.14752		5.01988		4.91902		4.79127	
102.56	**5.35987**	**14.285**	**5.34228**	**13.138**	**5.21698**	**8.374**	**5.10944**	6.387	**4.97005**	**4.880**	**4.85993**	**4.116**	**4.72047**	**3.435**
102.81	5.34290		5.32383		5.18804		5.07148		4.92037		4.80102		4.64989	
103.06	5.32600		5.30545		5.15918		5.03365		4.87084		4.74228		4.57951	
103.31	5.30916		5.28713		5.13043		4.99593		4.82145		4.68372		4.50934	
103.56	5.29237		5.26887		5.10176		4.95834		4.77221		4.62532		4.43937	
103.81	5.27565	14.372	5.25068	13.210	5.07319	8.410	4.92086	6.411	4.72311	4.893	4.56710	4.126	4.36961	3.444
Average Life	28.65938		24.09256		11.83696		8.22056		5.83012		4.77629		3.89158	
First Pay	11/25/30		11/25/22		03/25/11		03/25/09		02/25/08		06/25/07		10/25/06	
Last Pay	05/25/33		05/25/33		05/25/33		05/25/33		11/25/11		06/25/09		01/25/08	
Sprd/Tsy	197/10.00		195/10.00		182/10.00		172/10.00		158/10.00		147/10.00		133/10.00	


SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2003
181
WASH. D.C.
SECTION

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8251	0.8422	1.1926	1.5124	2.2922	3.3944	4.4607
Coupon			1.2500	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.0473	1.4026	1.8524	2.2698	2.6447	3.2081	3.7669	4.0344	4.3360	4.6150	4.7507

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A-5

Settle as of 06/27/03

Bond Summary - Bond A-5			
Fixed Coupon:	5.500		
Orig Bal:	41,119,000		
Factor:	1.0000000		
Factor Date:	06/25/03	Next Pmt:	07/25/03
Delay:	24	Cusip:	C30

	0.00 PSA		100.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
103.12	5.26824	11.724	5.20984	9.784	5.12319	7.845	5.09176	7.318	5.06290	6.893	4.99215	6.035	4.85523	4.865
103.38	5.24768		5.18521		5.09246		5.05882		5.02792		4.95219		4.80566	
103.62	5.22719		5.16065		5.06183		5.02598		4.99305		4.91236		4.75624	
103.88	5.20678		5.13619		5.03131		4.99324		4.95829		4.87265		4.70697	
104.12	5.18644		5.11181		5.00088		4.96062		4.92364		4.83306		4.65785	
104.38	5.16617	11.793	5.08751	9.839	4.97055	7.881	4.92809	7.348	4.88909	6.919	4.79359	6.055	4.60887	4.879
104.62	5.14597		5.06330		4.94033		4.89567		4.85466		4.75424		4.56003	
104.88	5.12584		5.03918		4.91020		4.86336		4.82033		4.71501		4.51134	
105.12	5.10579		5.01514		4.88017		4.83114		4.78611		4.67590		4.46279	
105.38	5.08580		4.99118		4.85024		4.79903		4.75199		4.63691		4.41438	
105.62	5.06589	11.861	4.96731	9.894	4.82040	7.917	4.76702	7.378	4.71799	6.944	4.59803	6.074	4.36611	4.892
Average Life	20.40279		15.32029		10.88481		9.82871		9.03005		7.58051		5.81029	
First Pay	07/25/08		07/25/08		07/25/08		07/25/08		07/25/08		07/25/08		01/25/08	
Last Pay	05/25/33		05/25/33		05/25/33		05/25/33		05/25/33		04/25/33		10/25/30	


SEC MAIL
PROCESSING
RECEIVED
JUN 2 5 2003
WASH. D.C.
181
SECTION

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8251	0.8422	1.1926	1.5124	2.2922	3.3944	4.4607
Coupon			1.2500	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.0473	1.4026	1.8524	2.2698	2.6447	3.2081	3.7669	4.0344	4.3360	4.6150	4.7507

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.